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                 Filed by CBOT Holdings, Inc.
                 Subject Company--CBOT Holdings, Inc.
                 Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

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The following letter was sent to  CBOT members on May 24, 2002.


                                 May 24, 2002


Dear Full Members:

By separate mailing, you will be receiving an official notice from the Circuit Court of Cook County informing you that you and all other CBOT Full members have been designated as defendant class members in a class action lawsuit.

This letter is intended to explain further the meaning of that notice. I am writing only to Full members because the plaintiffs have named them as defendants for what is really a CBOT Board of Directors decision.

BACKGROUND
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In 2000, several Associate members and membership interest holders filed a lawsuit challenging the proposed allocation of equity that will be voted on by CBOT members in connection with the CBOT's Restructuring. The proposed allocation was recommended by the Independent Allocation Committee and approved by your Board of Directors. In the lawsuit, plaintiffs argue that Full members owe a fiduciary duty to Associate members and membership interest holders, and would breach that duty by voting for Restructuring with the proposed allocation.

When this lawsuit was first filed nearly two years ago, it was filed against five individual Full members. The Board decided that it was unfair to ask five individual members to defend the work of the Independent Allocation Committee and the Board of Directors' decision to approve their recommendation. The CBOT, therefore, hired Kirkland & Ellis to defend this case on behalf of those five members. As many of you know, Kirkland & Ellis represents the CBOT in connection with a variety of matters - including Restructuring.

On March 7, 2002, the Court certified a defendant "class" that includes all 1,402 Full members. (Full members are included in the defendant class even if they own an AM, 1/2 AM, COM or IDEM.) Kirkland & Ellis, which represents the individual defendants, is also representing the defendant class.
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WHAT THE PLAINTIFFS ARE SEEKING
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Plaintiffs ask the Court to declare that the proposed allocation is unfair to them and to stop Full members from voting in favor of restructuring with the proposed allocation.

You should know that you will not have to pay money, either for damages or attorney fees, as a result of this lawsuit.*


YOUR OPTIONS
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When the Court certified the defendant class, it recognized that all 1,402 Full members may not think that their individual interests in connection with Restructuring are the same as the interests of the Exchange and, therefore, you have the option to be excluded from this case, i.e., the Court has given each one of you the option to request that you be excluded from the defendant class, if you conclude that there is a potential conflict between your individual interests and the CBOT's interests in restructuring, or if you conclude that you cannot be adequately represented by Kirkland & Ellis.

Attorney fees for the Full members who remain part of the defendant class will be paid by the CBOT. You should know that if you choose to be excluded from the class, plaintiffs have indicated that they may seek to name you individually as a defendant. In that case, you would not be represented by Kirkland & Ellis, but could, if you desired, retain your own attorney.

An official "Notice" of the class action will be sent to each of you in connection with the lawsuit. That Notice will include a "Request For Exclusion" form to be filled out if you do not wish to remain a member of the defendant class. Full members who are not requesting exclusion will be members of the defendant class and will be bound by any ruling.

                                  Sincerely,

                                  /s/ Nickolas J. Neubauer

                                  Nickolas J. Neubauer


_______________________
* Associate members and membership interest holders will be responsible for paying their attorneys' fees and, if they lose the lawsuit, the CBOT could seek payment of its legal fees in accordance with the CBOT's bylaws, unless they exercise their option to be excluded from the plaintiff class.

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While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration
Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of the City of Chicago, Inc.
(CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.


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